Unbridled Energy Corporation

MANAGEMENT DISCUSSION AND ANALYSIS

Form 51-102F1

For the Period Ended June 30, 2009

Prepared on August 31, 2009

Unbridled Energy Corporation

Management's Discussion & Analysis

For the six-month period ended June 30, 2009

Change in fiscal year end

Effective for the year ending December 31, 2007, Unbridled Energy Corporation (the “Company”) changed its year end to December 31 from April 30. Information reported for the six month period ended June 30, 2009 is compared to the six month period ending June 30, 2008 where applicable.

General

The following management discussion and analysis of the financial position of the Company and its wholly owned subsidiaries should be read in conjunction with the unaudited consolidated Interim Financial Statements for the period ended June 30, 2009, and the audited consolidated Financial Statements for the year ended December 31, 2008.  The Company’s Financial Statements and related notes are presented in accordance with Canadian generally accepted accounting principles.  All currency amounts are expressed in Canadian dollars unless otherwise noted.

The Company is a public company traded on the TSX Venture Exchange under the symbol “UNE” and is engaged in the exploration and development of its oil and gas properties.  The recovery of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable resources and confirmation of the Company’s interest in the oil and gas properties, the ability of the Company to obtain necessary capital or financing to complete the development of the properties and upon future profitable production or proceeds from the disposition of the properties.

The Company was incorporated under the laws of the Province of British Columbia, Canada, on October 6, 2003 as Leroy Ventures Inc. and on July 19, 2006, the Company changed its name to Unbridled Energy Corporation.

Forward Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, and its projects, constitute forward-looking statements.  The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, drilling and approvals.  Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes.  These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below.  Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.

STRATEGY

The Company is focused on exploiting incremental gas reserves in shale and tight gas sands using new and proven technologies.  Given the current economic conditions, the price of natural gas (below $3/mcf as of August 31, 2009) and the lack of available capital from the markets, the Company focused its efforts on the following projects:

•

Unbridled completed the drilling of a stratigraphic test to basement (7,300 ft) on Unbridled’s NY acreage.  The well was drilled in conjunction with the New York State Energy Research and Development Authority (NYSERDA) as part of a data gathering project to evaluate the potential for carbon sequestration in this area.  The location for the well is over a deep structure that was identified using 2D seismic.  Unbridled took core samples of various deep formations and ran a substantial suite of logs to evaluate porosity and permeability.  Based upon the log and core data, the Company ran casing to basement and the well is ready for a completion. All rights to the hydrocarbons inure to Unbridled.

•

Unbridled has identified a shale formation with a thickness of approximately 250 feet that is believed to exist across all of Unbridled’s NY acreage.  Unbridled is preparing to enter one of its 67 wells in NY to attempt a completion of the shale.  The major hurdle is obtaining a completion permit from the NY Department of Environmental Conservation (DEC).  The permit application has been submitted to the DEC, and the Company is waiting on the approval of the application and the issuance of the permit.

•

Unbridled drilled the 16-21 well in Alberta in late 2007 and completed the Elkton zone using a small acid treatment as has been the practice in Canada in this formation.  The zone flowed at 1,000 mcf per day, but was not considered economic at that flow rate to justify the cost of constructing a pipeline.  In March 2009, Unbridled stimulated the Elkton zone with a much larger acid treatment.  This effective acid treatment was designed jointly by management and Schlumberger. The stimulation was pumped successfully and the well flow tested at a peak rate of 4.8 million cubic feet per day (“MMcf/d”) at 1,800 psi, to a final flow rate of 2.3 MMcf/d at 1,300 psi after three days.  The Company engaged an independent engineering firm to calculate the reserves in this well and three offset wells to be drilled, and the report indicated 4.6 Bcf gross Probable reserves / 2.07 Bcf Probable net reserves.  This formation is believed to exist over a large portion of the Company’s acreage and, assuming continued success, could give rise to over 30 new drilling locations.  Unbridled, the operator, paid 100% of the stimulation expenses in the 16-21 well and expects to yield, net of royalties, 100% of the cash flow of this well, for the medium term, due to one non-performing partner and two partners electing non-participation.  A pipeline must be run from the well to the Conoco Phillips sales line before gas sales can begin.

•

The 2nd White Spec shale formation is believed to be present across all of Unbridled’s 12,160 gross acres in the Chambers prospect in Canada.  Unbridled is currently designing a stimulation to test this 400 ft thick zone.  Depending on weather conditions and the availability of capital, the test should take place during the third quarter using flow though funds in the Company’s treasury.

•

Unbridled recompleted its fifth well in the Medina section in the Halberg well in the Company’s Chautauqua County, New York field.  The well was placed into production on June 3, 2009 and has been producing between 30 mcf and 60 mcf daily.

•

The Company has entered into an agreement with a leasing company to create an Area of Mutual Interest (AMI) of approximately 30,000 acres in the Marcellus Shale play. The AMI, located in northeast Pennsylvania, is designed to secure acreage prospective for the Marcellus and other shale reservoirs. The lands are close to known productive Marcellus wells and near pipelines. Terms on key acreage have now been agreed upon.

•

Management and the Board of Directors recognize the difficulty of raising capital in the current market, and are considering options to reduce costs and examine strategic alternatives to allow the Company to continue in its efforts to capitalize on the existing asset base to preserve and build shareholder value.

Overall Performance

United States

In Chautauqua County, New York, the Company has a working interest (“WI”) in 61 gross older wells and 6 new wells that were drilled in 2008 (32.03 net wells). During the quarters ended June 30, 2009 and 2008 respectively, these wells produced approximately 31,700 and 28,691 gross mcf, respectively and 99 bbls and 109 gross bbls of oil, respectively, representing net production to the Company of approximately 12,200 mcf and 11,871 mcf, respectively, and 41 bbls and 46 bbls respectively.

On July 9, 2008 the Company completed negotiations for an option to purchase a 50% working interest in 22 additional wells, plus additional acreage and the deep rights across all of the Company’s Chautauqua County, New York acreage.  The agreement calls for the Company and its partner to spend US$500,000 to workover a number of the purchased wells to improve production, plus a payment of US$137,000 for an additional 25% working interest in the deep rights.  The Company has not spent any of the US$500,000 workover costs.  The Company and its partner have until July 2010 to earn their interest in the wells or the working interest in the purchased wells will revert to the seller.

With respect to the 6 new wells drilled by the Company in NY through December 31, 2008, the 6 new wells were drilled with our joint venture partners on the Chautauqua County acreage.  The Company tested the Medina formations with an advanced completion and stimulation technique to propagate longer, propped fractures.  All six wells were completed and turned into production during the second and third quarters of the fiscal 2008.  Up to 15 additional wells are in the process of being permitted on the Company’s approximate 15,000 gross acre lease position in Ellery and Villenova Townships.  In addition, the Company and its partner recompleted 5 wells in the Medina formations by re-entering existing well bores.  The Company and its partner are satisfied with the acreage position in Chautauqua County and are not actively seeking to add to that position until additional drilling and/or recompletions are performed.

The Company partnered with Schlumberger Data and Consulting Services to acquire new micro-seismic data on its Chautauqua Lake property in New York.  The project was conducted for the New York State Energy Research and Development Authority (NYSERDA) under a US$150,000 grant agreement.  Unbridled’s share of the grant is US$100,000, which was received during the fourth quarter of the 2008.  The project collected new reservoir and hydraulic fracture information in the Grimsby, Whirlpool, and Devonian shales in Chautauqua County from the Mittlefehdlt #1 to optimize future hydraulic fracture treatments.  Until now, this region of New York has not been characterized previously in this regard.  The project included collecting advanced logs, core, and micro-seismic data.  Schlumberger provided the technical analysis for the project.  The results of the technology project provided information to guide future stimulation programs. The technology project also identified a new shale interval that appears prospective based on Schlumberger’s initial log and core analysis.  The log and core analysis indicated 39 Bscf/section of discovered resource.  This equates to approximately 0.38 Tcf of discovered resource net to Unbridled over its acreage position.  The Company has applied for a permit from the DEC to stimulate the interval in one of the Company’s existing wells.    Finally, the Company is evaluating the potential to drill horizontal wells in the Medina and shale intervals.

The Company owns 50% WI in approximately 30,000 acres in Jackson County Ohio.  Equitable Production Company, a unit of Equitable Resources, Inc. (NYSE: EQT) signed an agreement with the Company to be a joint interest partner in this prospect.  The Company and Equitable have joined in an 11 township Area of Mutual Interest in Jackson County, Ohio.   Associated with the Jackson County acreage, the Company agreed to sell a 50% WI to Equitable on the conditions that Equitable drills, completes, and production tests three horizontal wells into the Devonian Shale. The three well drilling and stimulation program was completed during the second quarter of 2008 with Equitable earning its 50% WI in all acreage in the AMI.      All three of the wells have been flow tested and the partners have determined that the formation tested is not currently economically viable for the production of natural gas.

Canada

At the end of December 31, 2008 the Company had WI of between 32.49% and 50% in three wells (3-17, 7-18, and 16-21) on the Chambers Property in Alberta, Canada.  The 3-17 well was placed into test production on November 7, 2007, and it produced gas and condensate intermittently in November and December as a result of hydrates forming in the tubing and around the production facility.  A choke (a down-hole tool to augment production where condensate is present) was installed in the well in late December, 2007 and it allowed the well to produce continuously in January and most of February, 2008.  On July 1, 2008 the Company installed a string of small diameter coiled tubing into the well to help keep the gas and condensate producing at maximum rates.  The well was returned to production but it has become clear that the completed zones in the well will become uneconomic in the near future.  Through June 2009 the well’s cumulative production was 89,673 gross mcf and 5,449 gross bbls of condensate and other hydrocarbon liquids (27,650 net mcf and 1,680 net bbls).  The well did not produce during the second quarter 2009.  Management has determined that the well should be completed in an uphole formation to improve production rates to a more economic level.  Accordingly, during 2009, the Company plans to test the second White Specks shale interval in the well, pending available capital.

The Company completed drilling the 16-21 well on the Chambers property at the end of September 2007. In December, the Elkton reservoir was perforated and flow tested for one day at 1 MMscf/d, followed by a multi-week pressure buildup.  Based on the analysis of the flow and buildup data, the Elkton contains a large volume of gas in place, but lower permeability, and thus requires a large acid stimulation treatment to increase production rates to justify laying a 4 mile pipeline.  The Company pumped the larger treatment with favorable flow test results as discussed previously.  The well is undergoing a pressure buildup test and an independent consulting company will evaluate the flow and buildup results, then book reserves.  The 16-21 well also encountered additional gas bearing sands and a shale as potential additional future targets.  The Company has also licensed a second well (5-15) near the 16-21 well for drilling in 2009 or later.  The Company’s acreage position will provide numerous other locations should the 16-21, 5-15, and 3-17 prove successful.  The Company has decided to defer laying the pipeline to the 7-18 well and is evaluating several different completion options to improve the economics of this well.

During the period ended December 31, 2007, the Company’s major joint venture partner in the Chambers prospect failed to perform financially with regard to its obligations under signed authority for expenditures (“AFE”).  This has resulted in the Company being owed over $1.0 million (excluding interest and collection costs) from the joint venture partner as of December 31, 2008.  The Company is exercising its rights under the Canadian Association of Petroleum Landmen Operating Procedure (CAPL) agreement to recover this amount, including setting off the partner’s share of income from the 3-17 well and initiating a legal action to sell the joint venture partner’s interest in the prospect to reduce the receivable. In April 2009, the Company received notification that the Partner in the Chambers prospect filed a claim against the Company.  It is alleged that the Company had breached its duties pursuant to the terms and conditions agreed upon by both parties under the CAPL Joint Operating Agreement and that the Partner plans to seek significant damages from the Company.  The Company believes these allegations are without merit and is vigorously pursuing its claims against the Partner and its own defense.  While the outcome of this matter is not determinable, the claim sought by the Company against the Partner was heard in the Alberta Court of Queen’s Bench on April 21, 2009. The Court ruled confirming that the Company has a valid operator’s lien and granting the Company the right to sell the Partner’s interest in the Chambers prospect to recover the amounts ultimately determined to be owing to the Company.  The Partner has 20 days from the date of the Court’s confirming order to appeal the ruling.   However, to date the order has not been issued.

As previously reported by the Company, its Tsuu T’ina prospect has been written off of the Company’s books as of December 31, 2007. The Company evaluated the prospect and determined as a result of the poor production results that it is no longer interested in pursuing oil and gas operations on this prospect. As previously reported, the Company initiated a legal action against Canadian Phoenix Resources Corp (“CPH”), formerly Arapahoe Energy Corporation, for a dispute regarding joint venture billings. In settlement of all claims, CPH agreed to purchase the Company’s interest in the Tsuu T’ina prospect for a payment of $1,100,000.  The transaction was completed and the cash received in March, 2009.

Results of Operations

Oil and Gas Operations

Reserve estimates prepared for the Company as of December 31, 2008 by Schlumberger Data & Consulting Services (“Schlumberger”), an independent qualified reserve estimator, report net 31.2 billion cubic feet (“bcf”) and 7,620 barrels of oil net to the Company of P3 (proven, probable, possible) reserves.  The proved, probable, and possible gas reserves included in the P3 reserves are estimated at net 3.1 bcf, 4.4 bcf, and 23.3 bcf, respectively.  Due to drilling and recompletion activity, the Company increased its proved developed producing reserves by 25%.  It is the Company’s intention, as operator, to apply recent advances in proven technology to develop this reserve base.  Readers are directed to the Company’s Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information and related public filings for the period ended December 31, 2008 for additional details on the Company’s reported reserves.

Canada

As of June 30, 2009, the Company owns or controls the following oil and gas interests in the Province of Alberta, Canada:

a)

CHAMBERS PROPERTY

By an agreement dated January 12, 2006, the Company acquired by assignment of a farm-out and participation agreement, a 20% WI in the Chambers 3-17-41-11 W5M well, which was subsequently increased to include an additional 5% WI and the overriding royalty payable to the farmor pursuant to the said farmout and participation agreement and a 50% BPO interest in the Chambers 7-18-41-11 W5M well.  This increase in interest was achieved through the acquisition of White Max Energy Ltd.’s entire interest in the Chambers area (White Max is a Calgary, Alberta based private E&P company).

The Company currently owns a 32.49% WI in the Chambers 3-17-41-11 W5M well.  This well was placed into test production in November 2007.  The next test well was the 16-21 well, which was drilled and reached total depth in September 2007.  This new pool well was drilled to the top of the Shunda formation and encountered multiple gas bearing formations to an approximate depth of 3,300 metres.  The Company completed the lower carbonate Elkton formation in the first half of December, 2007.  Additional drilling opportunities exist based on the results in the 3-17 well.  The Company also discovered a new organic shale formation to test in 2008.  This shale is believed to be present across the entire acreage of Chambers.  The Company holds 12,160 gross acres and 3,872 net acres.

b)

TSUU T’INA FIRST NATION RESERVE

The Company has abandoned this prospect as a result of three uneconomic wells being drilled on the property.  In March 2009, the Company sold its working interests to Canadian Phoenix Resources (CPH) for $1,100,000.

United States

As of June 30, 2009, the Company owns or controls the following oil and gas interests in the USA:

a)

CHAUTAUQUA LAKE PROPERTIES, CHAUTAUQUA COUNTY, NEW YORK

On April 2, 2007, the Company purchased a 50% WI in 13,280 gross acres, in the State of New York.  This property, with modest production, was primarily acquired to develop proven, probable, and possible undeveloped unconventional natural gas reserves in tight gas sand and shale reservoirs.  The Company has acquired additional leases in this area, and the total acreage under lease is approximately 15,000 gross acres.  The Company is no longer leasing in this area.

Since the purchase of the property, the Company has completed workovers on 12 wells to improve production from existing completed intervals. In addition, during the third quarter four wells were recompleted in the Medina formation.  Pipeline shut-ins and high line pressures restricted production in NY during the summer and fall of 2008.  Compressor problems on the National Fuel PY3 line have caused production interruptions throughout the year and continue into 2009.

The Company has completed a field-wide geologic, reservoir, completion, and stimulation study.  These studies established the most effective technology for the ongoing development of these reserves and the best location for the first group of new wells.  The Company and its partners drilled six new wells in 2008 to test the Medina formation in Ellery Township.

The Company completed the purchase of a 50% WI in 22 wells in Chautauqua County on July 9, 2008.  The purchase agreement obligates the Company to spend $500,000 to work over and/or recomplete certain of the purchased wells to improve production over a two year period.  Due to capital constraints, the work is now deferred until the third quarter of 2009 or later.  Furthermore, the Company obtained the option to purchase an additional 25% WI in the deep rights to the 13,280 acres originally purchased in New York.  The Company will coordinate the completion of the new wells with the recompletion of older wells in formations that have not been completed.

The Company wants to test a new shale formation in an existing vertical well in 2009 that was identified as part of the NYSERDA project.  Core and log analysis support that the zone contains sufficient quantities of natural gas to be economic and is viable for production testing.  The formation exists across the acreage position and is thick at 200 to 250 ft.   The formation can be added in all of Unbridled’s existing 67 wells as well as the 22 wells purchased as per above, plus new horizontal wells may be drilled if it is successful in the vertical wells tests.  The New York State agency responsible for permitting this operation has issued a letter outlining detailed requirements and information that must be provided to the agency before a permit for a large slickwater stimulation can be issued.  The Company has prepared and submitted a permit application to the DEC to stimulate an existing well, and waiting for the permit to be issued.

The Company has successfully completed the stratigraphic test well on its Chautauqua Lake acreage in western New York. The well was drilled to a total depth of 7,300’ as planned. The well has been cored and logged, and the well has been cased to basement in anticipation of a completion attempt.

This well, drilled in conjunction with New York State Energy Research and Development Authority (NYSERDA) was designed to test the potential of several deep horizons. The exact well location was determined using 2-D seismic and as planned, the Company pulled core samples of several deep formations to evaluate porosity and permeability as requested by NYSERDA.

b)

OHIO RIVER PROSPECT, JACKSON COUNTY, OHIO

During 2007, the Company purchased 100% WI in approximately 23,000 acres in Jackson County, Ohio as an exploration prospect.  The Devonian group of shale reservoirs and the Clinton tight gas sand are available to exploit natural gas.  A geologic study has been completed to help high grade the first three drilling locations.

The Company entered into a joint venture agreement establishing an eleven township Area of Mutual Interest (AMI) with Equitable to partner on drilling three horizontal test wells in the second quarter 2008 in the Devonian shales in south central Ohio.  The agreement required Equitable to invest up to $1,800,000 to drill, complete and test three horizontal wells on the Company’s approximate 23,000 acre land position; in exchange Equitable earned a 50% WI in the Company’s Jackson County, Ohio holdings.    Three wells have been drilled and completed, and Equitable has earned its 50% share in the leases in the AMI.  Additional acreage has been leased in the AMI with Equitable such that approximately 30,000 acres are under lease.  The Company plans no further leasing in this area.

             The Company signed a purchase and sale agreement to acquire two existing wells completed in the Clinton sandstone formation and an option to purchase 2,000 additional acres.  The transaction includes pipeline access to sell gas from a portion of the Company’s lands in Ohio.  One of the wells was re-entered and drilled horizontally by Equitable Production Company (see (b) above).  This purchase was rolled into the joint venture agreement with Equitable.

c)

Tioga County, Pennsylvania

The Company purchased two leases in 2008 totaling 283 acres, gross and net.  The area is prospective for the Marcellus shale.  The Company has postponed further leasing in this area, but continues to have an interest in securing leases in the Appalachian basis to drill Marcellus Shale wells.

Risks and Uncertainties

Oil and gas companies face many and varied kinds of risks in their operating activities. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.   The principal activity of the Company is in oil and gas exploration and it is inherently risky.  Exploration is also capital intensive and the Company currently has no source of income other than those described above. The skills and experience of its management and staff in oil and gas exploration and production financing serve to mitigate these risks and therefore are one of the key assets of the Company.

Following are the risk factors which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.  Readers are specifically advised to review the Company’s additional disclosures on risk factors set out at pages 6 to 13 on the Company’s Form 20-F (Annual Report) for the period ended December 31, 2008, dated July 14, 2009.  (It is available at www.sedar.com).

Exploration Risks

The business of exploring for oil and gas involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored worldwide are ultimately developed into marketable resources. At the present, only the Chautauqua Lake wells in New York and the 16-21 well and two offset locations in Chambers have booked reserves.  There are exploration targets in a shallow shale and in a deeper shale, deeper tight gas sands, and a deeper dolomite that can be tested in the future. .

The 16-21 well is capable of producing gas.  During March of 2009 a stimulation treatment was performed in the 16-21.  A pipeline must be run to the 16-21 well.  Both the 3-17 and 16-21 wells have additional gas behind pipe to be exploited in the future.  The areas presently being assessed by the Company may not contain economically recoverable volumes of oil or gas. The operations of the Company may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Proved plus Probable reserves have been evaluated by an independent consulting company based upon the stimulation of the 16-21 well.  Substantial expenditures are required to fully develop the prospect.  The economics of developing oil and gas properties is affected by many factors including the cost of operations, fluctuations in the price of the commodities produced, costs of processing equipment, pipeline shut-ins and high line pressure and such other factors as government regulations, including regulations relating to environmental protection.

Financing Risks

The Company has limited financial resources, has limited sources of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s properties will be dependent upon the Company’s ability to obtain financing through joint venturing, equity or debt financing or other strategic alternatives, and although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

In spite of the Company being current on all payment obligations to the bank, Huntington National Bank verbally informed the Company that it believes the Company is in default of the loan as a result of the decrease in value of the secured assets.  Negotiations have begun with the Bank to discuss the terms and conditions of a forbearance agreement.  There is no assurance that the negotiations will be successful, in which case the Bank may choose to exercise its rights as a secured creditor.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than the Company for the acquisition and exploration of oil and gas properties as well as for the recruitment and retention of qualified employees.

Environment and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain oil and gas industry operations.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations, and permits. There can be no assurance that all permits which the Company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration activities and these may be costly to remedy.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new properties.

Title matters

Title to and the area of oil and gas concessions may be disputed. Although the Company has taken steps to verify the title to properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Dependence on Key Personnel

The Company’s development to date has largely depended, and in the future will continue to depend, on the efforts of key management. Loss of any of these people could have a material adverse effect on the Company and its business. The Company has not obtained key-person insurance in respect of any of its employees or Directors.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the Company, have experienced wide fluctuations in share price which have not necessarily been related to the underlying asset values or prospects of such companies. Share price fluctuations can be expected to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the Company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the Company’s securities other than possible capital gains.

Competitive Conditions

The oil and gas business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive oil and gas properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Company, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. The Company competes with other resource companies, many of whom have greater financial resources and/or more advanced properties that are better able to attract equity investments and other capital.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for oil and gas exploration and development.  Factors beyond the control of the Company may affect the marketability of resources discovered by the Company.  Oil and gas prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

Summary of Quarterly Results

The following is a summary of selected financial data for the Company for the six months ended June 30, 2009, and the previous seven quarter reporting periods.

Item	2009 June 30 Q2	2009 Mar. 31 Q1	2008 Dec. 31 Q4	2008 Sept. 30 Q3	2008 June 30 Q2	2008 Mar. 31, Q1	2007 Dec. 31, 2 Months*	2007 Oct. 31, Q2
Cash and cash equivalents	1,518,028	2,305,251	2,848,309	3,206,330	4,599,509	411,434	509,382	762,169
Working capital (deficiency)	(2,975,656)	(2,473,569)	(1,897,508)	2,862,596	3,749,254	(1,407,792)	(1,435,650)	(1,131,527)
Total revenues	474,049	111,702	135,198	448,088	14,397	195,872	63,558	68,832
Net loss	1,638,376	1,039,037	12,137,376	593,255	1,198,739	923,187	3,085,432	1,099,295
Loss per share and diluted loss per share	0.02	0.02	0.19	0.01	0.02	0.02	0.07	0.03
Total assets	9,324,636	11,135,559	12,438,469	24,254,632	24,911,447	19,826,538	20,448,655	20,268,443
Total long-term financial obligations	351,203	327,860	534,254	4,429,850	4,319,277	4,264,852	3,429,665	256,527

*Due to change in year end to December 31, only 2 months in this period.

The three months ended December 31, 2008 were significantly impacted by the strengthening of the US dollar as compared to the Company’s reporting currency, the Canadian dollar.  During the first three fiscal quarters of 2008 the exchange rate for the US dollar averaged approximately 1.02 times the Canadian dollar.  The fourth quarter 2008 exchange rate increased to 1.21 times the Canadian dollar.

The fourth quarter 2008 loss of $12,137,376 was primarily the result of the write down of the Company’s Canadian oil and gas asset at the Chambers prospect area by $11 million.  The cost of the assets accumulated in the books of the Company exceeded the estimated fair market value of the assets, resulting in the adjustment on the books and records of the Company.

The second quarter 2009 loss of $1,638,376 was primarily the result of the write down of the Company’s Ohio oil and gas asset by $1,528,763.

Corporate Structure

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name from Leroy Ventures Inc. to Unbridled Energy Corporation.  The Company’s head office is located at 2424 4th Street SW, Calgary, Alberta T2S 2T4.  Unbridled Energy USA, Inc. is a wholly owned subsidiary of the Company with its office at 2100 Georgetowne Drive, Suite 301, Sewickley, Pennsylvania 15143, USA.  Subsidiaries of Unbridled Energy USA, Inc. are Unbridled Energy New York LLC, Unbridled Energy Ohio LLC and Unbridled Energy PA LLC, all maintaining their office at 2100 Georgetowne Drive, Suite 301, Sewickley, Pennsylvania 15143, USA.  The results of all subsidiaries have been consolidated in the financial reports of the Company.

Unbridled Energy’s registered and records office is located at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia V6E 3R3.

Select Annual Information

As of June 30, 2009, the Company had $1,518,028 (December 2008: $2,848,309) in cash and cash equivalents and a working capital deficiency of $2,975,656 (December 2008: $1,897,508).  The Company executed a Business Loan Agreement and Promissory Note for $6,000,000 USD with Huntington National Bank, headquartered in Columbus, Ohio, on November 16, 2007.  The initial lending base is $4,200,000 USD.  Funds from this debt facility have been applied to the ongoing development of the Company’s existing reserve base in the Appalachian Basin, USA, further development of the Company’s project in the Chambers area of the Western Canadian Sedimentary Basin, and general corporate purposes.  Interest is charged on the outstanding principal at a rate of LIBOR plus 250 basis points.  The loan is secured by the Company’s reserves in Chautauqua County, New York, USA.  In spite of the Company being current on all payment obligations to the bank, Huntington National Bank verbally informed the Company that it believes the Company is in default of the loan as a result of the decrease in value of the secured assets.  Negotiations have begun with the Bank to discuss the terms and conditions of a forbearance agreement.  There is no assurance that the negotiations will be successful, in which case the Bank may choose to exercise its rights as a secured creditor.

 At June 30, 2009, the Company had drawn on its loan facility $4,399,048 (December 2008 - $4,607,085) and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents, and short-term investments.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

The results of operations reflect the costs of oil and gas property acquisitions, exploration expenses, plus costs incurred by the Company to maintain its properties in good standing with the various regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company.  General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue.  General and administrative costs are reduced by interest earned on bank accounts and short term investments.  During the period ended June 30, 2009, the Company recorded net revenue of $585,751 (June 30, 2008 - $210,268) from its oil and gas properties.

 Six month Period ended June 30, 2009 versus six month period ended June 30, 2008 for oil and gas expenditures

	June 30 2009 $	June 30 2008 $
Acquisition costs	79,144	1,392,186
Asset retirement obligation costs	-	-
Drilling	764,641	2,667
Equipment	159,130	,102,673
Geological and geophysics	12,430	-
General exploration expenses	-	7,802
Total Oil and Gas Property Costs	1,015,345	1,505,328

The general and corporate expenses for the three months ended June 30, 2009 were $646,880 (June 30, 2008: $1,045,066).  The significant expenses are as per the following table:

	3 Months ended	3 Months ended
	June 30	June 30
General and Corporate	2009 $	2008 $
Financial marketing	-	26,941
Accounting and audit fees	76,390	60,154
Bank charges	567	566
Consulting	90,377	54,191
Investor relations	17,505	18,336
Legal fees	56,392	106,519
Office and miscellaneous	85,694	121,856
Payroll and benefits	174,896	343,575
Professional fees	39,721	50,220
Regulatory and transfer agent fees	7,452	8,750
Rent	21,297	55,763
Stock-based compensation	49,301	110,771
Travel and promotion	27,288	87,424
	$ 646,880	$1,045,066

In general, the general and corporate expenses were negatively impacted by the strengthening of the US dollar compared to the Canadian dollar.  The foreign exchange rate during the 2nd quarter 2009 on average greater than 1.167 of Canadian dollars compared to the US dollar, while the foreign exchange rate during the same period in 2008 was virtual parity between the two currencies.

Consulting costs increased as a result of 1) the consulting agreement with Reconnaissance Energy for management services being changed from denominated in Canadian dollars to being denominated in US dollars and 2) increased consulting activity.

Payroll and benefits decreased primarily because the Company terminated its relationship with two employees during 2008.  As of June 30, 2009, the Company has four employees in the US, and one in Canada.

Stock based compensation decreased because the value of the options granted in prior periods, calculated using the Black Scholes method, was less than in prior periods.

Finally, travel and promotion decreased compared to the prior year because the second quarter of 2008 was the period of time when the Company was presenting a Private Placement offering to prospective broker dealers and investors.  The Company did not have an offering available during the second quarter of 2009.

Liquidity

General

The activities of the Company, principally the acquisition and exploration of mineral and oil and gas properties, are financed through the completion of equity offerings involving the sale of equity securities.  These equity offerings generally include private placements and the exercise of warrants and options.  Since the Company is a junior resource exploration company, the Company does not have the usual ability to generate sufficient amounts of cash and cash equivalents in the short term.  To maintain the Company's capacity, to meet planned growth, or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.  This may change in the future if the Company is successful in realizing income from its carried interests in its recently acquired oil and gas properties.

As of June 30, 2009, the Company had $1,518,028 in cash and cash equivalents (December 31, 2008: $2,848,309) and a working capital deficiency of $2,975,696 compared to December 31, 2008 working capital deficiency of $1,897,508.

There are 10,460,069 shares issuable from outstanding warrants (December 31, 2008: 19,955,619) at exercise prices from $0.45, which if fully exercised, would raise $4,707,031.  There are also 3,390,000 share purchase options outstanding (December 31, 2008: 3,780,000) with a weighted average exercise price of $0.56 which would contribute $1,895,650 (December 31, 2008: $2,062,350) if exercised in full.

The Company’s acquisition costs for resource properties for the period ended June 30, 2009 was $79,144 (December 2008: $2,236,290) as a result of the oil and gas property acquisitions.  The Company had debt of $4,399,048 as of June 30, 2009 (December 31, 2008 - $4,607,085).  The Company’s credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents, and short-term investments.  Accounts payable and accrued liabilities are short-term and non-interest bearing.  The line of credit with Huntington Bank bears interest at the rate of the London Interbank Offer Rate plus 250 basis points.

Other

With the exception of the loan with Huntington National Bank whereby the bank is claiming the loan to be in default, there are no current defaults or arrears or anticipated material defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, and redemption or retraction or sinking fund payments.  There have been no unusual or infrequent events or transactions over the past year.

Liquidity risk with financial instruments is minimal as excess cash is invested in highly liquid securities.  Receivables primarily consist of joint interest billings (the net receivable from the Company’s joint venture partner is approximately $62,903 after the reserve for bad debts and excluding interest) and GST receivable of $22,918 as of June 30, 2009.

In terms of the Company’s ability to generate sufficient amounts of cash and cash equivalents, sources of funding are limited to private and/or public placements and debt financing since the Company is a junior exploration company with limited revenues from its New York and Canadian properties at this time.

Capital Resources

The Company’s capital expenditure program is dependent on a number of factors.  The discovery, development and acquisition of oil and gas properties are in many instances unpredictable events. Future commodity prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company hopes to receive significant income from its oil and gas properties in the future, but there is no assurance that this will be the case.  Should the Company decide to further develop any of its properties or acquire new properties, the Company may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies, or through a combination of the above.

Current market conditions are generally not favorable for raising equity capital or securing debt financing.  The worldwide economies are in recession, and capital formation of any kind is very difficult to secure.  Equity financing at the Company’s current stock price would be dilutive to existing shareholders.

The Company’s debt facility with Huntington Bank expires in November, 2009.  In spite of the Company being current on all payment obligations to the bank, Huntington National Bank verbally informed the Company that it believes the Company is in default of the loan as a result of the decrease in value of the secured assets.  Negotiations have begun with the Bank to discuss the terms and conditions of a forbearance agreement.  There is no assurance that the negotiations will be successful, in which case the Bank may choose to exercise its rights as a secured creditor.

The principal activity of the Company is oil and gas exploration and production with its inherent risks.  Exploration and production is also capital intensive and the Company currently has no sources of income other than those described above.

Off-Balance Transaction

The Company has not entered into any off-balance sheet transactions.

Transactions with related parties

During the period, the Company had the following transactions with officers and directors and other companies with which officers or directors are related:

	June 30 2009	June 30 2008

Consulting	$ 140,363	$ 71,324
Legal fees	23,654	23,342
Payroll and benefits	63,713	182,972

	$ 227,730	$ 278,638

These charges were in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in payroll and benefits noted above were directors fees of $63,713 (December 31, 2008 - $74,333)

Included in consulting noted above were management fees of Nil (December 31, 2008 - Nil).

Included in accounts payable and accrued liabilities is $30,802 due to directors for directors fees (December 31, 2008 - $4,267).  The payables are unsecured with no specific terms of repayment.

Commitments

The Company has committed to annual minimum rental payments (excluding operating costs and other fees) for office premises as follows:

2009	$ 124,023
2010	259,759
2011	183,524
2012	158,112
2013	158,112

$ 883,530

The Company is seeking to reduce its minimum rental commitments and has signed an agreement with another party to sublease a portion of the lease space in Calgary for a 2 year and five month period ending June 30, 2011.  Savings to the Company will be $7,875 per month plus 75% of the lease operating costs.

The Company has a commitment to spend $1,600,759 to meet its obligation to spend flow through share capital raised during the year ended December 31, 2008 on qualified Capital Exploratory Expenditures.  As of June 30, 2008 the commitment has been reduced to $992,709.

The Company is committed to sell a gas production volume at a fixed price of $8.27 to National Fuel Resources Inc. through an unrelated party.  The contract expires in February 2010.

SIGNIFICANT ACCOUNTING POLICIES

Changes in Accounting Policies including Initial Adoption

Assessing Going Concern, Section 1400

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  Effective January 1, 2008, the Company has adopted this standard and the adoption of the standard did not have material impact on the consolidated financial statements.

Cash Distributions, Section 1540

The AcSB issued CICA Handbook Section 1540, Cash Flow Statements, to amend the requirement of additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions.  Effective January 1, 2008, the Company has applied this standard and the adoption of this did not have material impact on the consolidated financial statements.

Capital Disclosures

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures; (b) Handbook Section 3862, Financial Instruments – Disclosures; and (c) Handbook Section 3863, Financial Instruments – Presentation.  Section 1535 requires the disclosure of the Company’s objectives, policies and processes for managing capital.  This includes qualitative information regarding the Company’s objectives, policies and processes for managing capital and quantitative data about what the Company manages as capital.  These disclosures are based on information that is provided internally to the Company’s key management.

The Company’s objectives when managing capital are: to safeguard the Company’s ability to continue as a going concern in order to develop its oil and gas properties and to maintain an optimal capital structure, while ensuring the Company’s strategic objectives are met; and to provide an appropriate return to shareholders relative to the risk of the Company’s underlying assets.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, warrants, contributed surplus and deficit, and advances from related parties.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company’s planned requirements.  The Company may adjust its capital structure by issuing new equity, issue new debt, or acquire or dispose of assets, and control of the capital expenditures program.

The oil and gas properties in Canada which the Company currently has working interest are in the exploration stage. As such, the Company is dependent on external financing to develop its properties and fund its activities.  In order to carry out its planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed and if available, and may even dispose of its interest in the oil and gas properties.

Management reviews its capital management approach on an ongoing basis.

Financial Instruments – Section 3862 and 3862

Section 3862 and 3863 replace sections 3861 “Financial Instruments – Disclosure and Presentation, which revises and enhances financial instrument disclosure requirements and leaves unchanged the presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks.

These sections establish standards for the recognition and measurement of financial instruments, which is comprised of financial assets, financial liabilities, derivatives and non-financial instruments.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company has adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and natural gas reserves are initially capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.  These capitalized costs, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers.  Petroleum products and reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equals to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are determined or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Environmental and Land Reclamation Costs

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines and management’s estimate on a site-by-site basis.  The liability is subsequently adjusted for the passage of time and is recognized as an accretion expense in the Statements of Operations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.  The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proved reserves as determined by independent engineers.  Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded.

Financial Instruments

a)

Fair Values of Financial Assets and Liabilities

Financial instruments consist mainly of cash and cash equivalents, amounts receivable, funds held in trust, reclamation deposits, accounts payable and accrued liabilities, bank loan and note payable.  At June 30, 2009 and December 31, 2008, there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

b)

Credit Risk

Substantially all of the Company’s cash and cash equivalents are held at chartered banks and as such the Company is exposed to the risks of the institutions.

The majority of the amounts receivable is in respect of oil and natural gas operations.  The Company generally extends unsecured credit to these customers and, therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.  The Company has not experienced any material credit loss in the collection of receivables in the past other than the allowance for a major joint venture partner in the Chambers prospect.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company is dependent upon future equity financings in order to fund its financial liabilities. As at June 30 2009, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities, and the loan from Huntington National Bank.

d)

Market Risk

Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk comprises foreign exchange risk, interest rate risk and commodity price risk discussed below.

e)

Interest Rate Risk

The Company is exposed to interest rate risk on bank loans to the extent of changes in the LIBOR rate.  At June 30, 2009, a one percent increase or decrease in the interest rate on debt amounts to a $44,000 impact to the Consolidated Statements of 0perations for the year.  Such a one percent increase or decrease in the interest rate on cash and cash equivalents would have $27,742 impact to the Consolidated Statements of Operations for the year.

f)

Commodity Price Risk

The Company’s operations are exposed to commodity price fluctuations.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate through the use of financial derivative sales contracts.  As of June 30, 2009, the Company has a contract to sell gas at a fixed price of $8.27 per mcf until February 2010.

g)

Foreign Exchange Risk

The Company is exposed to fluctuations in the rate of exchange in respect of its operations in the United States.  A portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable, notes payable and bank loan are denominated in US dollars and, consequently, the Company is subject to the risk of fluctuating foreign exchange rates.

As of June 30, 2009, the carrying amount of the Company’s foreign currency denominated in US dollar monetary assets was approximately $246,555 and monetary liabilities (excluding intercompany accounts) were $4,623,302.  Assuming all other variables remain constant, a fluctuation of one cent in the exchange rate of the US dollar to the Canadian dollar would result in an annual increase (decrease) on profit or loss of approximately $43,800.

Subsequent Events

1.

The Company executed a Letter of Intent with Altima Resources Ltd. (ARH), the Company’s joint venture partner in the Chambers area, on August 29, 2009 to combine the companies pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), subject to board, shareholder and regulatory approval.  Under the proposed transaction, ARH will issue one share of ARH common stock in exchange for each outstanding share of Unbridled Energy Corporation common stock.  The combination of the two entities will create a larger entity that the Company’s management believes will have greater ability to raise capital.  The proposal includes a plan to have the new entity divest itself of all assets that are outside of Canada, and focus its resources on the development of the Chambers assets.  The parties will endeavor to complete the transaction by December 31, 2009.

2.

On August 28, 2009 Joseph H. Frantz, Jr., President and CEO of Unbridled Energy Corporation, submitted his resignation to the Board of Directors and announced that he is accepting a position with another company.  The Board of Director’s accepted Mr. Frantz’s resignation as President and CEO of the Company and as a member of the Board of Directors.  Mr. Frantz’s last day will be September 18, 2009.  Mr. Frantz has agreed to make himself available to the Company to facilitate the proposed arrangement with ARH.

Shares data - issued and outstanding

On August 20, 2009 the Company’s Board of Directors granted incentive stock options to a director  of the Company to purchase up to 100,000 shares at an exercise price of $0.36 per share. The vesting term is  33.3% every 6 months.  The stock options are exercisable up to August 19, 2014.

As at June 30, 2009, the Company had 69,933,618 shares issued and outstanding and 83,783,671 fully diluted shares outstanding.  As at the date of this MD&A, the total number of shares issued and outstanding is 69,933,618 and the Company has 3,490,000 options outstanding, of which 2,306,613 are exercisable.  The exercise prices and the respective numbers of options at June 30, 2009 are listed as below:

Number of Options	Exercisable	Exercise Price	Expiry Date

150,000	150,000	$0.50	October 15, 2010
100,000	100,000	$0.75	May 14, 2011
445,000	445,000	$0.75	August 17, 2011
345,000	345,000	$0.75	September 5, 2011
625,000	625,000	$0.75	July 17, 2012
100,000	100,000	$0.75	November 19, 2012
100,000	33,330	$0.75	July 14, 2013
1,460,000	486,618	$0.35	July 14, 2013
65,000	21,665	$0.36	September 11, 2013
100,000	0
3,490,000	2,306,613

At August 20, 2009, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

10,460,053	$0.45	November 7, 2009

Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and resource property costs is provided in the Company’s consolidated Statement of Operations and the accompanying notes contained in its consolidated Financial Statements for the fiscal period ended June 30, 2009 that is available on its SEDAR Page Site accessed through www.sedar.com.

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Disclosure Controls and Procedures

Pursuant to Multilateral Instrument 52-109 Certification of Disclosures in Issuers’ Annual and Interim Filings, the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and other key management personnel have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at December 31, 2008, to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the period ended June 30, 2009.

The Company evaluated the design of its internal controls over financial reporting as defined in Multilateral Instrument 52-109 for the period ended March 31, 2008 and based on this evaluation have determined these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal control deficiencies which are not a typical for a company of this size including lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting and taxation issues.  Until additional competent personnel are recruited, the internal control deficiencies noted above will continue to exist.

Approval

The disclosure contained in this annual MD&A has been approved by the Company’s Audit Committee and its Board of Directors.

This MD&A and additional information relating to the Company is available on Unbridled’s SEDAR Page Site accessed through www.sedar.com.

Dated August 31, 2009

_______________________________________